UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Enzon Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

293904108
(CUSIP Number)

April 11, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 293904108	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER $29,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,130,889 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER $29,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,130,889 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $29,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,130,889 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.41%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 293904108	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS STAR L.P. (a statistical arbitrage strategy)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 490 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 490 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 293904108	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 490 shares of Common Stock $29,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,130,889 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 490 shares of Common Stock $29,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,130,889 shares of Common Stock
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
490 shares of Common Stock
$29,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,130,889 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.41%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 293904108	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 490 shares of Common Stock $29,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,130,889 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 490 shares of Common Stock $29,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,130,889 shares of Common Stock
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
490 shares of Common Stock
$29,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,130,889 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.41%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 293904108	13G	Page 6 of 10 Pages

Item 1 (a).	NAME OF ISSUER

Enzon Pharmaceuticals, Inc., a Delaware corporation (the “Company”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

20 Kingsbridge Road Piscataway, New Jersey 08854

Item 2 (a).	NAME OF PERSON FILING
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE
Item 2(c).	CITIZENSHIP

Highbridge International LLC
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

STAR, L.P. (a statistical arbitrage strategy)
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
 Citizenship:  Cayman Islands, British West Indies

Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

Glenn Dubin c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: United States

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e).	CUSIP NUMBER

293904108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) or 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 293904108	13G	Page 7 of 10 Pages

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________

Item 4.	OWNERSHIP.

(a)           Amount beneficially owned:

As of the date hereof, (i) Highbridge International LLC holds $29,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013 (the "Notes"), convertible into 3,130,889 shares of Common Stock, (ii) STAR L.P. (a statistical arbitrage strategy) holds 490 shares of Common Stock, and (iii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of 3,130,889 shares of Common Stock issuable upon conversion of the Notes held by Highbridge International LLC and 490 shares of Common Stock held by STAR L.P.

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and STAR L.P. (a statistical arbitrage strategy).  Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Common Stock issuable to Highbridge International LLC and held by STAR L.P. (a statistical arbitrage strategy).

(b)           Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 54,752,900 shares of Common Stock issued and outstanding as of April 6, 2011, as represented in the Company's Schedule 14A, filed with the Securities and Exchange Commission on April 8, 2011.  Therefore, as of the date hereof, based on the Company's outstanding shares of Common Stock and the Common Stock issuable upon the conversion of the Notes, (i) Highbridge International LLC may be deemed to beneficially own 5.41% of the outstanding shares of Common Stock of the Company, (ii) STAR L.P. (a statistical arbitrage strategy) maybe deemed to beneficially own 0.00% of the outstanding shares of Common Stock of the Company, and (iii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own 5.41% of the outstanding shares of Common Stock of the Company.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote

CUSIP No. 293904108	13G	Page 8 of 10 Pages

0

(ii)	Shared power to vote or direct the vote
See Item 4(a)

(iii)	Sole power to dispose or direct the disposition of
0

(iv)	Shared power to dispose or direct the disposition of
See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit I.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS:

Exhibit I: Joint Filing Agreement, dated as of April 21, 2011, by and among Highbridge International LLC, STAR L.P. (a statistical arbitrage strategy), Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 293904108	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

DATED:  April 21, 2011

HIGHBRIDGE INTERNATIONAL LLC		HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	Highbridge Capital Management, LLC	By:	/s/ John Oliva
its Trading Manager		Name:	John Oliva
		Title:	Managing Director
By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director
STAR, L.P. (a statistical arbitrage strategy)

/s/ Glenn Dubin		By:	Highbridge Capital Management, LLC its
GLENN DUBIN			Trading Manager

		By:	/s/ John Oliva
		Name:	John Oliva
		Title:	Managing Director

CUSIP No. 293904108	13G	Page 10 of 10 Pages

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.01 par value, of Enzon Pharmaceuticals, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED as of April 21, 2011

HIGHBRIDGE INTERNATIONAL LLC		HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	Highbridge Capital Management, LLC	By:	/s/ John Oliva
its Trading Manager		Name:	John Oliva
		Title:	Managing Director
By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

STAR, L.P. (a statistical arbitrage strategy)

/s/ Glenn Dubin		By:	Highbridge Capital Management, LLC its
GLENN DUBIN			Trading Manager

		By:	/s/ John Oliva
		Name:	John Oliva
		Title:	Managing Director